SUB-ITEM 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

          INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Pennsylvania Value Municipal Income Trust was held on June 17, 2011. The Meeting on June17, 2011 was held for the following purpose:

(1) Elect four Class III Trustees, three by the holders of Common Shares and one by the holders of the Preferred Shares, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The results of the voting on the above matter were as follows (Common Shares only):

                                                               Votes
Matter                                  Votes For             Withheld
----------------------                 ----------            --------
(1)   R. Craig Kennedy                 18,988,215             414,286
      Jack E. Nelson                   18,946,163             456,338
      Colin D. Meadows                 18,978,636             423,865

With respect to the election of a Class III Trustee by the holders of Preferred Shares, the Meeting was adjourned until July 19, 2011, in order to solicit further shareholder votes. The Meeting on July 19, 2011 was held for the following purpose:

(1) Elect four Class III Trustees, three by the holders of Common Shares and one by the holders of the Preferred Shares, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The results of the voting on the above matter were as follows (Preferred Shares only):

                                                        Votes
Matter                                Votes For        Withheld
------------------------------       ----------        --------
(1)    Hugo F. Sonnenschein(P)          1,809             2,131

----------
(P) Election of trustee by preferred shareholders only.